(formerly Crocodile Gold Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2016 and 2015

(Unaudited - Stated in United States Dollars)

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Stated in thousands of United States Dollars, except per share amounts)

		Three months ended March 31,
	Notes	2016	2015

Revenue	4	$66,055	$72,897
Cost of operations
Operating expenses		(39,702)	(41,322)
Royalty expense		(847)	(651)
Depletion and depreciation		(7,953)	(11,162)
Total cost of operations	4	(48,502)	(53,135)
Mine operating income		17,553	19,762
Expenses
Impairment charge	8	(167)	-
Exploration and evaluation		(3,831)	(770)
Care and maintenance		(195)	(279)
General and administrative		(2,209)	(1,508)
Share-based compensation	11	(1,215)	(155)
Other (losses) gains	5	(284)	193
Total expenses		(7,901)	(2,519)

Income before finance items and income taxes		9,652	17,243
Finance income		164	209
Finance costs	6	(906)	(1,159)
Income before tax		8,910	16,293
Deferred tax expense		(2,447)	(590)
Net income		$6,463	$15,703

Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) on available for sale securities		169	(18)
Exchange differences on translating foreign operations		7,895	(8,038)
Comprehensive income		$14,527	$7,647

Income per share - basic and diluted		$0.04	$0.13

Weighted average number of shares outstanding
- basic (number)		146,318,706	116,898,446
- diluted (number)		149,222,899	118,619,067

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Stated in thousands of United States Dollars)

As at:	Notes	March 31, 2016	December 31, 2015

ASSETS
Current assets
Cash		$52,111	$36,515
Restricted cash		69	66
Receivables		1,983	1,936
Inventories	7	21,347	21,107
Prepaid expenses and other current assets		2,698	3,119
Total current assets		78,208	62,743
Non-current assets
Restricted cash		18,652	17,723
Mine properties	8	84,519	77,180
Property, plant and equipment	9	44,758	42,432
Investments	10	5,017	4,544
Deferred tax assets		9,626	10,938
Total assets		$240,780	$215,560
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$27,169	$27,164
Current portion of long-term debt	12	1,058	2,894
Provisions	13	11,389	10,404
Total current liabilities		39,616	40,462

Non-current liabilities
Long-term debt	12	497	21,200
Provisions	13	30,042	28,219
Total liabilities		70,155	89,881
SHAREHOLDERS' EQUITY
Issued capital	11	361,615	326,851
Warrants reserves	11	311	10,919
Equity reserves	11	29,786	23,523
Accumulated other comprehensive loss		(37,438)	(45,502)
Accumulated deficit		(183,649)	(190,112)
Total shareholders' equity		170,625	125,679
Total liabilities and shareholders' equity		$240,780	$215,560

Commitments and contingencies (Note 16)

APPROVED ON BEHALF OF THE BOARD ON APRIL 28, 2016:

Signed	“Edward Farrauto”	, DIRECTOR	Signed	“Douglas B. Forster”	, DIRECTOR

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Stated in thousands of United States Dollars)

		Three months ended March 31,
	Notes	2016	2015
Cash provided by operations:
Net income		$6,463	$15,703
Items not involving cash:
Share-based compensation		1,215	155
Depletion and depreciation		7,953	11,162
Unwinding discount on rehabilitation provision		177	195
Care and maintenance		135	133
Loss on disposal of property, plant and equipment		(1)	2
Impairment charge	8	167	-
Accretion of long-term debt		695	804
Unrealized currency translation		317	-
Deferred tax expense		2,447	590
Working capital adjustments	14	(1,268)	(1,258)
Net cash provided by operating activities		18,300	27,486
Investing activities
Expenditure on mine development	8	(7,542)	(11,144)
Expenditure on property, plant and equipment	9	(1,892)	(2,316)
Proceeds on dispositions of assets		1	26
Termination of contingent liability	8	-	(16,744)
Payment for investment	10	-	(558)
Decrease in restricted cash		1	-
Net cash used in investing activities		(9,432)	(30,736)

Financing activities
Interest payment on convertible debentures		(716)	-
Exercise of share options	11	212	-
Exercise of warrants	11	5,101	-
Repayment of capital lease obligations		(227)	(411)
Repayment of other borrowings		(25)	(238)
Net cash provided by (used in) financing activities		4,345	(649)

Effect of exchange rate changes on cash		2,383	(2,120)
Change in cash		15,596	(6,019)
Cash, beginning of period		36,515	33,775
Cash, end of period		$52,111	$27,756

Supplementary cash flow information – Note 14

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Stated in thousands of United States Dollars, except share information)

	Number of		Common shares			Accumulated other
	Shares	Issued capital	to be issued	Warrants Reserve	Equity reserves	comprehensive loss	Accumulated deficit	Total

Balance at December 31, 2014	116,860,295	$311,685	$9	$10,608	$21,844	$(33,041)	$(187,324)	$123,781
Share based payments	-	22	27	-	107	-	-	156
Other comprehensive loss	-	-	-	-	-	(8,056)	-	(8,056)
Net income	-	-	-	-	-	-	15,703	15,703
Balance at March 31, 2015	116,860,295	$311,707	$36	$10,608	$21,951	$(41,097)	$(171,621)	$131,584

Balance at December 31, 2015	135,945,603	326,851	-	10,919	23,523	(45,502)	(190,112)	125,679
Exercise of share options	595,580	340	-	-	(128)	-	-	212
Exercise of share warrants	4,250,764	6,343	-	(1,242)	-	-	-	5,101
Expiry of warrants	-	-	-	(9,366)	9,366	-	-	-
Share based payments	-	-	-	-	1,215	-	-	1,215
Vesting of perfromance share units	-	-	613	-	(613)	-	-	-
Conversion of convertible debentures	33,873,610	27,468	-	-	(3,577)	-	-	23,891
Other comprehensive loss	-	-	-	-	-	8,064	-	8,064
Net loss	-	-	-	-	-	-	6,463	6,463
Balance at March 31, 2016	174,665,557	$361,002	$613	$311	$29,786	$(37,438)	$(183,649)	$170,625

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (individually, or collectively with its subsidiaries, as applicable, “Newmarket Gold”, “Crocodile Gold” or the "Company") is a gold mining and exploration company with three producing mines in Australia: the Fosterville and Stawell Gold Mine in the State of Victoria and the Cosmo Gold Mine in the Northern Territory. The Company also has a portfolio of development opportunities on its significant land package, including the Big Hill Project and the Maud Creek Gold Project. The Company also owns title to a mining lease located in north-central Newfoundland, Canada.

Newmarket Gold is incorporated in Canada under the legislation of the Province of Ontario. Newmarket Gold’s common shares are listed on the Toronto Stock Exchange (“TSX”). The Company’s head office is 200 Burrard Street, Suite 1680, Vancouver, British Columbia, Canada V6C 3L6 and registered address is 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared in accordance with

International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International

Accounting Standard (“IAS”) 34, Interim Financial Reporting. Since the condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual financial statements, they should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The significant accounting judgements, estimates and assumptions in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in Note 3 of the

Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on April 28, 2016.

2.	ARRANGEMENT WITH NEWMARKET GOLD INC.

On July 10, 2015, Crocodile Gold Corp. completed a Plan of Arrangement (“the Arrangement”) with Newmarket Gold Inc. (“Newmarket”) resulting in an amalgamation of the two companies. Pursuant to the Arrangement and effective upon closing, the amalgamated company continued under the name Newmarket Gold Inc. Under the terms of the Arrangement, each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share. Each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold common share of (i) 0.2456 Newmarket Gold common shares, or (ii) C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a private placement of subscription receipts for gross proceeds of C$25 million completed by Newmarket as a condition to the Arrangement. The remaining proceeds were available for working capital purposes. As part of the financing, 992,000 broker warrants were issued entitling the holder to acquire one Newmarket Gold common share at an exercise price of C$1.25 with an expiration date of January 10, 2017.

Upon closing of the Arrangement, the Crocodile Gold share purchase warrants, options, and phantom share units became exercisable for 0.2456 Newmarket Gold common shares, reflecting the number of Newmarket Gold common shares a holder would have received if they were the holder of that number of Crocodile Gold common shares at the time of the Arrangement. In addition, the Company assumed the outstanding stock options and warrants of Newmarket, which are exercisable for 0.2 Newmarket Gold common shares.

Upon closing of the Arrangement, the Company’s convertible unsecured debentures (“Debentures”) (Note 14) were convertible into Newmarket Gold common shares with each C$1 thousand principal being convertible into approximately 982.4 Newmarket Gold common shares, being 4,000 Crocodile Gold common shares multiplied by the exchange ratio of 0.2456. Each Debenture was convertible, at the holder’s option, into Newmarket Gold common shares at any time prior to maturity at a conversion price of C$1.02.

All issued and outstanding shares, warrants, options, phantom share units and per share amounts have been retrospectively applied for all periods presented in these condensed interim consolidated financial statements to reflect the completion of the Arrangement. For further details on this transaction and accounting thereof, refer Note 2 of the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except for the adoption of the following standard amended by the International Accounting Standards Board (“IASB”) that was effective and adopted as of January 1, 2016:

•	IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration appl y to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The adoption of this policy did not have a material impact on the consolidated financial statements of the Company.

4.	OPERATING SEGMENTS

Revenue and cost of operations by operating segment for the three months ended March 31, 2016 were as follows:

	Fosterville	Northern Territory	Stawell	Total
Revenue
Gold	$37,990	$18,019	$9,835	$65,844
Silver	13	19	26	58
Other	-	-	153	153
	38,003	18,038	10,014	66,055
Cost of operations
Operating expense
Mining	(8,519)	(8,922)	(5,422)	(22,863)
Processing	(4,899)	(4,219)	(3,421)	(12,539)
Haulage	-	(815)	-	(815)
Other support costs	(1,664)	(1,763)	(933)	(4,360)
Inventory adjustment	23	1,010	(158)	875
Total operating expense	(15,059)	(14,709)	(9,934)	(39,702)
Royalty expense	(743)	-	(104)	(847)
Depletion and depreciation	(5,314)	(2,517)	(122)	(7,953)
	(21,116)	(17,226)	(10,160)	(48,502)
Mine operating income	$16,887	$812	$(146)	$17,553

Capital expenditures by operating segment for the three months ended March 31, 2016 were as follows:

	Fosterville	Northern Territory	Stawell	Total
Mine development	$6,626	$486	$430	$7,542
Property, plant and equipment	1,461	214	217	1,892
Total capital expenditures	$8,087	$700	$647	$9,434

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

4.	OPERATING SEGMENTS - continued

Revenue and cost of operations by operating segment for the three months ended March 31, 2015 were as follows:

	Fosterville	Northern Territory	Stawell	Total
Revenue
Gold	$36,497	$24,259	$11,897	$72,653
Silver	10	50	29	89
Other	-	-	155	155
	36,507	24,309	12,081	72,897
Cost of operations
Operating expense
Mining	(8,185)	(8,799)	(5,240)	(22,224)
Processing	(5,047)	(4,726)	(3,285)	(13,058)
Haulage	-	(940)	-	(940)
Other support costs	(2,001)	(1,897)	(859)	(4,757)
Inventory adjustment	(1,082)	753	(13)	(342)
Total operating expense	(16,315)	(15,609)	(9,397)	(41,321)
Royalty expense	(637)	-	(14)	(651)
Depletion and depreciation	(7,466)	(3,571)	(126)	(11,163)
	(24,418)	(19,180)	(9,537)	(53,135)
Mine operating income	$12,089	$5,129	$2,544	$19,762

Capital expenditures by operating segment for the three months ended March 31, 2015 were as follows:

	Fosterville	Northern Territory	Stawell	Total
Mine development	$7,733	$3,238	$173	$11,144
Property, plant and equipment	1,586	493	237	2,316
Total capital expenditures	$9,319	$3,731	$410	$13,460

5.	OTHER GAINS (LOSSES)

	Three months ended
	March 31, 2016	March 31, 2015
Gain (Loss) on disposal of property, plant and equipment	$1	$(2)
Other income	58	125
Net foreign exchange (loss) gain	(343)	70
	$(284)	$193

6.	FINANCE COSTS

	Three months ended
	March 31, 2016	March 31, 2015
Interest on capital leases and other loans	$34	$159
Accretion of discount on convertible unsecured debentures (Note 14)	695	805
Unwinding of discount on rehabilitation provision (Note 15)	177	195
	$906	$1,159

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

7.	INVENTORIES

	March 31, 2016	December 31, 2015
Unshipped gold doré	$64	$152
Gold in circuit	5,726	6,503
Ore stockpiles	4,656	3,699
Supplies and consumables	10,901	10,753
	$21,347	$21,107

As at March 31, 2016 and December 31, 2015, ore stockpiles, gold in circuit, and unshipped gold doré were recorded at the lesser of cost and net realizable value. The total amount of the write-down recorded as an operating expense on the condensed interim consolidated statement of operations during the three months ended March 31, 2016 was $108 (three months ended March 31, 2015 - $Nil), relating mainly to gold-in-circuit and ore stockpiles at the Stawell Gold Mine.

8.	MINE PROPERTIES

	March 31, 2016	December 31, 2015
Fosterville Gold Mine	$50,096	$44,387
Northern Territory (including the Cosmo Gold Mine)	25,985	25,142
Stawell Gold Mine	8,053	7,133
Point Leamington Mining Lease	385	518
	$84,519	$77,180

As at March 31, 2016, included in the carrying value for Stawell Gold Mine are the costs related to the Big Hill Project, an exploration and evaluation asset, totaling $7,196 (December 31, 2015 - $6,805).

The following schedule outlines the movements in carrying amounts for the mine properties for the three months ended March 31, 2016 and for the year ended December 31, 2015:

	March 31, 2016	December 31, 2015
Opening balance	$77,180	$109,399
Acquisition of the Point Leamington Mining Lease	-	566
Additions	7,542	42,935
Depreciation	(4,885)	(30,095)
Value of royalty granted	-	(12,558)
Change in rehabilitation provision	561	2,762
Disposals	-	(120)
Impairment	(167)	(24,545)
Exchange adjustment	4,288	(11,164)
	$84,519	$77,180

For the three months ended March 31, 2016, the Company concluded that no impairment charge or reversal was required on its operating mine properties.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

8.	MINE PROPERTIES - continued

As at March 31, 2016, the Company was in discussions with a third party with respect to the divestment of its non-core mining lease at Point Leamington. Based on the terms contemplated in a letter of intent executed subsequent to March 31, 2016, the Company has written down the carrying value of that property and has recognized an impairment charge of $167 in the condensed interim consolidated statement of operations for the three months ended March 31, 2016.

For the year ended December 31, 2015, the Company identified the significant production challenges experienced at the Cosmo Gold Mine during 2015 and the lower production profile expected in 2016 as indicators of a potential impairment of the carrying value of the Cosmo Gold Mine for the year ended December 31, 2015. Consequently, the Company performed an assessment to determine the recoverable amount of the mine operation for a potential impairment by comparing the carrying value of the Cosmo Gold Mine, the lowest level of assets and liabilities for which there are independent cash flows, to the discounted cash flows expected from the use and eventual disposition of those assets and liabilities. The recoverable amount was determined to be the fair value less costs to sell (“FVLCS”) and management‘s estimate of the FVLCS is classified as level 3 in the fair value hierarchy. At December 31, 2015, the discounted cash flows over the life of mine for Cosmo was below the carrying value of the long-lived assets of the mine and as a result an impairment of $24,073 was recorded against mine properties and $1,424 recorded against property, plant, and equipment (Note 9), resulting in a total impairment charged to the statement of operations of $25,497.

At December 31, 2015, the Company wrote down the carrying value of a non-core mine property in the Northern Territory based on the consideration contemplated in the related sale agreement. An impairment charge of $472 was recorded in the consolidated statement of operations during the year ended December 31, 2015.

On January 14, 2015, the Company completed an agreement with AuRico Gold Inc. to terminate a net free cash flow sharing arrangement between the two parties in exchange for a one-time payment of $16,744 and the granting of a 2% net smelter return royalty over the Fosterville Gold Mine commencing on that date, and a 1% net smelter return royalty over Stawell Gold Mine commencing January 1, 2016. As a result of the termination agreement, the estimated fair value of the royalties granted was recorded against the carrying value of the mine properties (totaling $12,558). The key assumptions used in determining the fair value of the royalties granted were future gold price, discount rates, and estimated production from the Fosterville and Stawell Gold Mines.

9.	PROPERTY, PLANT AND EQUIPMENT

The table below provides information on the Company’s property, plant and equipment segregated by site and details the total cost and accumulated depreciation:

	March 31, 2016	December 31, 2015
Fosterville Gold Mine	$19,082	$17,168
Northern Territory (including the Cosmo Gold Mine)	23,632	23,542
Stawell Gold Mine	2,044	1,722
	$44,758	$42,432

Cost	$242,106	$228,188
Accumulated depreciation	(197,348)	(185,756)
	$44,758	$42,432

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

9.	PROPERTY, PLANT AND EQUIPMENT - continued

The following schedule outlines the movements in property, plant and equipment for the three months ended March 31, 2016 and for the year ended December 31, 2015:

	March 31, 2016	December 31, 2015
Property, plant and equipment
Opening balance	$41,605	$43,819
Additions	1,892	12,347
Transfers	-	2,546
Disposals	-	(836)
Impairment charges	-	(1,954)
Depreciation expense	(1,743)	(9,348)
Exchange adjustment	2,162	(4,969)
	$43,916	$41,605
Property, plant and equipment under capital leases
Opening balance	$827	$4,577
Additions	-	47
Transfers	-	(2,546)
Depreciation expense	(26)	(947)
Exchange adjustment	41	(304)
	$842	$827
	$44,758	$42,432

As part of the impairment assessment outlined in Note 8 with regards to the Cosmo Gold Mine, the Company allocated $1,424 of the total impairment charge recorded in 2015 to property, plant, and equipment.

During the year ended December 31, 2015, the Company identified certain non-core mine camp property and equipment at Pine Creek that is not expected to be used in operations. Based on an independent evaluation of the property and equipment, the Company has written down its carrying value and has recognized an impairment charge of $530 in the consolidated statement of operations during the year ended December 31, 2015.

10.	INVESTMENTS

	March 31, 2016	December 31, 2015
JDS Silver Inc.	$4,341	$4,073
Primary Gold Limited	378	188
Navarre Minerals Limited	298	283
	$5,017	$4,544

As at March 31, 2016 and December 31, 2015, the Company maintained an equity ownership in JDS Silver Inc. (“JDS Silver”) of 8.95% and made no further investments in the company during the three months ended March 31, 2016. JDS Silver is a private company incorporated in British Columbia, Canada which owns the Silvertip project, a near-production high-grade silver-lead-zinc project in northern British Columbia, Canada. On March 3, 2015, the Company subscribed for 357,143 common shares of JDS Silver for consideration of C$0.5 million. The subscription was part of a C$2.5 million equity financing completed by JDS Silver totaling 1,773,606 shares.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

10.	INVESTMENTS - continued

The Company also holds investments in Primary Gold Limited (“Primary Gold”) and Navarre Minerals Limited (“Navarre”), both listed on the

Australian Stock Exchange. As at March 31, 2016 and December 31, 2015, the Company owned a 3.8% equity interest in Primary Gold and an 18.8% investment in Navarre and made no further investments during the three months ended March 31, 2016. These investments have been revalued to their fair value based on their quoted market prices as at March 31, 2016. During the three months ended March 31, 2016, $169 was recorded as an unrealized gain in other comprehensive income (three months ended March 31, 2015 – an unrealized loss of $18).

During the three months ended March 31, 2015, the Company acquired 6,666,666 common shares of Navarre for total consideration of A$0.2 million.

11.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares.

(a)	Share capital and shares to be issued

As at March 31, 2016, the Company had 174,665,557 common shares issued and outstanding. The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached. As at the date of these financial statements, the fully paid common shares outstanding of the Company was 175,588,424. Subsequent to March 31, 2016, the Company issued 459,200 common shares on the exercise of broker warrants and 463,667 common shares relating to vested performance share units (Note 11(e)).

(b)	Warrants

A summary of the Company’s warrants activities for the three months ended March 31, 2016 and the year ended December 31, 2015 is presented below:

	Number of Warrants	Value
Balance as at December 31, 2014	15,689,589	$10,608
Warrants assumed on completion of Arrangement	4,666,666	90
Broker warrants assumed on completion of Arrangement	992,000	317
Expiry of warrants	(4,666,666)	(90)
Exercise of warrants	(19,840)	(6)
Balance as at December 31, 2015	16,661,749	$10,919
Expiry of warrants	(11,438,820)	(1,242)
Exercise of warrants	(4,250,769)	(9,366)
Balance as at March 31, 2016	972,160	$311

During the three months ended March 31, 2016, 4,250,769 warrants were exercised resulting in total gross proceeds to the Company of $5,101. As a result, the original fair value of the warrants of $1,242 was transferred from contributed surplus to issued capital. In addition, on March 24, 2016, 11.4 million warrants with an average exercise price of $9.16 expired unexercised and consequently, the fair value associated with those expired warrants of $9,366 was transferred to equity reserves.

As a result of the Arrangement with Newmarket (Note 2), the Company assumed 4,666,666 warrants of Newmarket entitling the holders to purchase the same number of common shares of Newmarket Gold at an exercise price of C$1.50 and an expiry date of October 4, 2015. These warrants expired unexercised on October 4, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

11.	ISSUED CAPITAL – continued

(b)	Warrants – continued

In addition, the Company also assumed 992,000 broker warrants as part of the Agreement (Note 2), with an exercise price of C$1.25 and an expiry date of January 10, 2017. The fair value of these warrants of $317 was determined using the Black-Scholes pricing model on the closing date of the Arrangement with a risk-free rate of 0.49%, a volatility factor of 67.72%, an expected life of 1.5 years, and an expected dividend yield of 0%.

Subsequent to March 31, 2016, 459,200 broker warrants were exercised at an exercise price of C$1.25 per share for proceeds of $450.

(c)	Stock option plan and share unit plan

In conjunction with the completion of the Arrangement, shareholders of both predecessor entities (Crocodile Gold and Newmarket) approved new incentive plans for the amalgamated company, Newmarket Gold. The new incentive plans supersede all existing executive-based compensation plans, however, awards outstanding prior to the date of closing, being July 10, 2015, continue to be governed by and subject to the terms of the incentive plans of each predecessor entity. The new Stock Option Plan and Share Unit Plan are consistent with current TSX policies and are summarized below. On completion of the Arrangement all previously granted options prior to July 10, 2015 became fully vested pursuant to the terms of the Arrangement.

The Stock Option Plan (“SOP”) and Share Unit Plan (“SUP”) provides for the issuance of options or units respectively to employees, directors, or officers of the Company or any of its subsidiaries or affiliates, consultants, and management employees. The aggregate number of Newmarket Gold shares available at all times for issuance under the SOP and SUP or any other security based compensation arrangement (pre-existing or otherwise) shall not exceed 20,000,000 Newmarket Gold shares. Any option or unit which has been cancelled or terminated prior to exercise in accordance with the terms of the SOP or SUP will again be available for grant under the SOP or SUP. The Board of Directors has the power to determine terms of any options and units granted under the Company’s incentive plans, including setting exercise prices, vesting terms and expiry dates.

(d)	Stock options

Each option and unit granted converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the grant. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry at the option of the holder.

A summary of the Company’s stock option activities for the three months ended March 31, 2016 and for the year ended December 31, 2015 is presented below:

	Number of	Weighted average
	options	exercise price (C$)
Balance as at January 1, 2015	5,638,976	$1.58
Granted	8,670,000	1.50
Assumed on completion of the Arrangement	580,000	1.25
Exercised	(1,848,140)	0.46
Expired	(1,191,160)	4.38
Forfeited	(808,484)	1.95
Balance as at December 31, 2015	11,041,192	$1.36
Granted	125,000	1.35
Exercised	(595,580)	0.49
Balance as at March 31, 2016	10,570,612	$1.40

During the three months ended March 31, 2016, 595,580 options were exercised with a weighted average exercise price of C$0.49 per share, resulting in total gross proceeds of $212. The exercise of the options resulted in a reclassification of $128 from equity reserves to share capital, being the total fair value attributed to those exercised options. At the time of the exercises, the weighted average stock price was C$1.97.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

11.	ISSUED CAPITAL – continued

(d)	Stock options – continued

During the three months ended March 31, 2016, 125,000 options were granted to a consultant of the Company at an exercise price of C$1.35. The options had a grant date estimated fair value of $55 (no options were granted during the three months ended March 31, 2015). These options vested over a one year period with 50% vesting six months from the date of grant and the remaining 50% vesting one year from the date of grant. The fair value of options granted during the three months March 31, 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (with expected volatility being based on the

Company’s peer group and the expected volatility of similar entities):

March 31, 2016
Grant share price per share	C$1.35
Exercise price per share	C$1.35
Expected volatility	69%
Expected life	3 years
Expected dividend yield	0%
Expected forfeiture rate	0%
Risk-free interest rate	0.48%
Weighted average per share grant date fair value	C$0.61

As at March 31, 2016, the following stock options were outstanding and exercisable:

	Weighted average exercise
	price per share (C$)	Grant date	Number outstanding	Number exercisable	Expiry date $
	$0.41	September 25, 2013	552,600	552,600	September 25, 2018
	0.53	December 23, 2014	796,972	796,972	December 23, 2019
	0.53	December 23, 2014	36,840	36,840	September 4, 2016
	1.00	October 4, 2013	400,000	400,000	October 4, 2018
	1.25	January 1, 2016	125,000	-	January 1, 2019
	1.38	November 25, 2015	100,000	-	November 25, 2020
	1.48	December 7, 2015	400,000	-	December 7, 2020
	1.50	July 15, 2015	130,000	-	July 15, 2020
	1.50	July 10, 2015	7,358,000	-	July 10, 2020
	1.53	July 9, 2012	73,680	73,680	July 9, 2017
	1.65	April 7, 2014	60,000	60,000	April 7, 2019
	1.90	January 29, 2014	120,000	120,000	January 29, 2019
	2.20	March 30, 2012	127,712	127,712	March 30, 2017
	2.20	March 30, 2012	127,712	127,712	July 10, 2016
	3.66	April 12, 2011	9,824	9,824	April 12, 2016
	4.03	June 6, 2011	152,272	152,272	June 6, 2016
$	$ 1.40		10,570,612	2,457,612

The stock options outstanding at the end of the period had a weighted average exercise price of C$1.40 per share (March 31, 2015 – C$1.55) and a weighted average remaining contractual life of 3.87 years (March 31, 2015 – 3.07 years).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

11.	ISSUED CAPITAL – continued

(e)	Share unit plan

A summary of the Company’s performance share unit plan activities for the three months ended March 31, 2016 and the year ended December 31, 2015 is presented below:

Number of
Performance Share Units
Balance as at January 1, 2015	-
Granted	4,418,000
Forfeited	(406,000)
Balance as at December 31, 2015 and March 31, 2016	4,012,000

No new performance share units were granted during the three months ended March 31, 2016. Subsequent to March 31, 2016, the Company issued 463,667 common shares related to the vesting of these performance share units as described in Note 11(a). In addition, subsequent to March 31, 2016, 140,000 performance share units were granted to a director of the Company. The performance share units, which expire three years from the date of grant, will vest based on a 20-day volume weighted average price on the TSX of the common shares at the following amounts and thresholds: (i) one-third when the price of the Common Shares is C$3.00 or greater; and (ii) two-thirds when the price of the Common Shares is C$3.75 or greater.

The original performance share units granted had an expiry of three years from the date of grant and vest based on the 20-day volume weighted average price on the TSX of the Company’s shares: (i) as to one-third when the price of the Company’s shares is C$2.25 or greater; (ii) as to one-third when the price of the Company’s shares is C$3.00 or greater; and (iii) as to one-third when the price of the Company’s shares is C$3.75 or greater. On the performance share units vesting by reaching the thresholds noted, each vested performance share unit will be converted to one common share of the Company. These performance share units had a grant date estimated fair value of $2,133. The fair value of the performance share units was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the vesting terms noted above. The performance share units outstanding have expiry dates between July and December 2018.

On March 31, 2016, 1,337,333 of the Company’s outstanding performance share units vested, as the Company’s 20-day volume weighted average price on the TSX of the Company’s shares achieved the C$2.25 vesting threshold. Consequently, the fair value attributed to those performance share units of $613 was transferred from equity reserves to shares to be issued. Subsequent to March 31, 2016, 463,667 common shares were issued with respect to the vested performance share units. In accordance with the terms of the share unit plan, the remaining performance share unit holders elected to defer the receipt of their common shares.

(f)	Phantom share units

The Company has granted phantom share unit (“PSU”) to certain Australian employees, each of which entitles the holder to a cash payment on exercise based on the market value of the Company’s stock on the date of exercise less the strike price of the PSU. PSUs are recorded at their fair market value on the date of grant based on the quoted market price of the Company’s stock and are revalued at each reporting date based on the difference between the quoted market price of the stock at the end of the period and the strike price. The fair value is recognized as a share based payment expense in the consolidated statement of operations with a corresponding entry in accrued liabilities. The total amount expensed related to these PSUs, during the three months ended March 31, 2016 was $145 (three months ended March 31, 2015 - $Nil).

No PSUs were granted during the three months ended March 31, 2016 or 2015. No PSUs were forfeited during the three months ended March 31, 2016 (three months ended March 31, 2015 – 39,296). The total amount of granted PSUs outstanding and exercisable as at March 31, 2016 and December 31, 2015 was 318,052.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

12.	CURRENT AND LONG-TERM DEBT

	March 31, 2016	December 31, 2015
Capital lease obligations	$1,136	$1,308
Convertible unsecured debentures	-	22,377
Other borrowings	419	409
	$1,555	$24,094
Current portion
Capital lease obligations	$957	$931
Convertible unsecured debentures	-	1,867
Other borrowings	101	96
	$1,058	$2,894
Non-current portion
Capital lease obligations	$179	$377
Convertible unsecured debentures	-	20,510
Other borrowings	318	313
	$497	$21,200

(a)	Capital leasing obligations

The Company has financed the acquisition of certain equipment through the assumption of capital lease obligations. These obligations are secured by the acquired equipment, which has a net book value of $842 as at March 31, 2016. The loans bear interest at rates ranging between 4.40% and 7.29% per annum with maturity dates between February 17, 2016 and November 30, 2017. Interest expense related to the equipment loans of $25 has been charged to the condensed interim consolidated statement of operations in the three months ended March 31, 2016 (three months ended March 31, 2015 – $50). The fair value of the loan liability is approximately equal to its carrying amount.

The following schedule outlines the total minimum loan payments due for capital leasing obligations over their remaining terms as at March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
2016	777	987
2017	403	383
Total minimum loan payments	1,180	1,370
Less: Future finance charges	(44)	(62)
Present value of minimum loan payments	1,136	1,308
Not later than one year	(957)	(931)
Later than one year	$179	$377

(b)	Convertible unsecured debentures

On April 5, 2013, the Company issued C$34.5 million of 8% convertible unsecured debentures (the “Debentures”) for net proceeds of $31,031 after accounting for transaction costs of $2,913. The Debentures had a maturity date of April 30, 2018 and unless converted or redeemed earlier, interest of C$1,380 was payable semi-annually on April 30 and October 31. As a result of the Arrangement (Note 2), each Debenture was convertible at the holder’s option into common shares at any time prior to maturity at a conversion price of C$1.02.

On the inception date, the Debentures were recorded in the consolidated statement of financial position at the net present value of future payments using a discount rate of 12%. At that time, after discounting the liability to its estimated fair value and deducting the transaction costs, the liability and equity portion of the convertible debentures were recorded at C$27.2 million and C$4.3 million respectively. The liability portion was being accreted to its face value using the effective interest rate method at 13.67% ..

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

12.	CURRENT AND LONG-TERM DEBT – continued

(b)	Convertible unsecured debentures – continued

The Debentures were redeemable by the Company in whole or in part, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending on the fifth trading day preceding the day prior to the date upon which the notice of redemption is given is at least 150% of the conversion price. On February 16, 2016, the Company provided notice to Debenture holders that on March 30, 2016 it would redeem, in full, all of the then outstanding Debentures by issuing common shares in the Company. In accordance with the terms of the Debentures, the number of common shares to be delivered would be determined by dividing the redemption price by 95% of the then current market price (defined as the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the redemption date) of the common shares on the redemption date. Debenture holders would continue to have the right until March 29, 2016, to elect to convert their debentures into common shares at the conversion price of C$1.02.

During the three months ended March 31, 2016, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares of the Company. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares. All unpaid accrued interest up to the date of conversion or redemption, was paid in cash.

As a result of the full conversion and redemption of the Debentures, the carrying value of the Debentures of $23,218 was transferred to issued capital. The Company also transferred the previously recorded equity portion of the convertible debenture of $4,250 to issued capital. In addition, $673 of deferred tax impact related to the non-accreted portion was recorded in the consolidated statements of operations and comprehensive income.

For the three months ended March 31, 2015, accretion of $695 was recorded as finance costs in the condensed interim consolidated statement of operations (three months ended March 31, 2015 - $804).

13.	PROVISIONS

	March 31, 2016	December 31, 2015
Decommissioning, rehabilitation and similar liabilities	$33,796	$31,696
Long service leave	7,635	6,927
Total provisions	41,431	38,623
Current provisions	(11,389)	(10,404)
Non-current provisions	$30,042	$28,219

(a)	Decommissioning, rehabilitation and similar liabilities

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs, which are expected to be incurred up to 2032. The estimated undiscounted cash flows used to estimate the liability are $37,223. These provisions are based on the Company’s internal estimates, with consideration to closure plans and bonding requirements established with relevant regulatory bodies. Assumptions, including an inflation rate of 3.0% and discount rates of 1.90% and 2.09%, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

During the three months ended March 31, 2016, $135 was included as a recovery in care and maintenance in the condensed interim consolidated statement of operations from the decrease in provisions recognized on the rehabilitation of non-core assets (three months ended March 31, 2015 – $133).

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

13.	PROVISIONS – continued

(a)	Decommissioning, rehabilitation and similar liabilities – continued

A summary of the Company’s changes to decommissioning, rehabilitation, and similar liabilities for the three months ended March 31, 2016 and year ended December 31, 2015 is presented below:

	March 31, 2016	December 31, 2015
Balance, beginning of the period	$31,696	$35,678
Net increase in provisions recognized	696	431
Site closure and reclamation costs paid	(461)	(1,345)
Unwinding of discount on rehabilitation provision	177	687
Effect of foreign exchange	1,688	(3,755)
Balance, end of the period	33,796	31,696
Current portion of rehabilitation provision	(5,877)	(5,467)
Non-current portion of rehabilitation provision	$27,919	$26,229

(b)	Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and future expected service and earnings. As at March 31, 2016, the total accrued long service leave was $7,635, of which $5,512 was classified as a current liability in the condensed interim consolidated statement of financial position ($6,927 and $4,937 as at December 31, 2015, respectively).

14.	SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2016, the Company’s cash balance was $52,111 (December 31, 2015 – $36,515) was held, in full, at major Canadian and Australian banks in deposit accounts.

	Three months ended
	March 31, 2016	March 31, 2015
Working capital adjustments
Change in gold bullion	$-	$2,349
Change in receivables	51	470
Change in inventories	(484)	(1,300)
Change in prepaid expenses	553	506
Change in accounts payable and accrued liabilities	(1,252)	(3,343)
Change in provisions	325	315
Payments against rehabilitation liabilities	(461)	(255)
	$(1,268)	$(1,258)

Investing and Financing non-cash transactions
Property, plant and equipment acquired through capital lease	$-	$23
Transfer of equity reserve on exercise of options	128	-
Transfer of warrant reserve on exercise of warrants	1,242	-
Transfer of value of expired warrants to equity reserve	9,366	-
Value of contributed surplus transferred on conversion of Debentures	4,250	-
Value of performance share units transferred on vesting to shares to be issued	613	-
Value of convertible debentures exchanged for common shares	23,218	-
Other information
Interest paid (including any related withholding taxes)	$25	$159

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

15.	RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees and other compensation of directors and key management personnel were as follows during the three months ended:

	Three months ended
	March 31, 2016	March 31, 2015
Short-term compensation and benefits	$546	$390
Share-based payments	978	132
	$1,524	$522

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the condensed interim consolidated statement of operations.

(b)	Other related party disclosures

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining Corp.

(“Calibre”), a company with directors in common with Newmarket Gold.

16. COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two year term with an option for a 12 month extension which was exercised in June 2015. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12 month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at March, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine and the Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at March 31, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at March 31, 2016, the Company had provided performance guarantees totaling $18,652 (as at December 31, 2015 - $17,723) to the

Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are recorded as long-term in restricted cash.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES – continued

(c)	Management contracts

As at March 31, 2016, minimum commitments upon termination of the existing contracts were approximately $1,942 and minimum commitments due within one year under the terms of these contracts are $1,644. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1,801 to be made upon the occurrence of a change of control.

(d)	Royalty obligations

As at March 31, 2016, the Company has the following obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.).
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.).
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has an obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at March 31, 2016, approximately 1,026,616 ounces of gold had been treated in the plant.

(f)	Forward sale commitment

As at March 31, 2016, the Company locked into forward sales on a delivery basis for 15,080 ounces at a gold price of A$1,649, with delivery of the ounces to occur equally in April and May 2016. Revenue will be recognized at the contractual price upon delivery of the gold under the normal revenue recognition policy.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments as at March 31, 2016 and December 31, 2015 are cash, restricted cash, investments, accounts payable and accrued liabilities, and certain short-term and long-term debt and other borrowings. As at December 31, 2015, the Company’s financial instruments also included convertible debentures, which as at March 31, 2016, were fully converted and/or redeemed.

The carrying value of the Company’s cash, restricted cash, accounts payable and accrued liabilities, and short-term debt and other current borrowings approximate their fair value because of the short maturity of these instruments.

The fair value of investments in publicly-held companies, totaling $676 (December 31, 2015 - $471), are classified as level one, and the fair values are based on quoted closing prices at the statement of financial position date. Investments in privately-held companies, totaling $4,341 as at March 31, 2016 (December 31, 2015 - $4,073), are classified as level three. The Company’s valuation methods for privately-held companies have not changed since December 31, 2015.

NEWMARKET GOLD INC. (formerly Crocodile Gold Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Stated in thousands of United States Dollars, except per share amounts, unless otherwise noted)

18.	SUBSEQUENT EVENTS

Subsequent to March 31, 2016, 459,200 warrants were exercised at an exercise price of C$1.25 per share for proceeds of $450.

Subsequent to March 31, 2016, 463,667 common shares were issued with respect to vested performance share units (Note 11(e)).

Subsequent to March 31, 2016, the Company granted a total of 150,000 options and 140,000 performance share units to a director of the Company. The options have an exercise price of C$2.46 and expire five years following the date of grant, and have vesting terms as such that one-third will vest in one year from the grant date; one-third will vest two years from the date of grant; and one-third will vest three years following the date of grant. The performance share units, which expire three years from the date of grant, will vest based on a 20-day volume weighted average price on the TSX of the common shares at the following amounts and thresholds: (i) one-third when the price of the Common Shares is C$3.00 or greater; and (ii) two-thirds when the price of the Common Shares is C$3.75 or greater.